Confidential Treatment Requested by Griffon Corporation

GRIFFON CORPORATION
712 Fifth Avenue
New York, New York 10019

VIA EDGAR TRANSMISSION

April 21, 2011

Mr. W. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549-4631

Re:	Griffon Corporation
Form 8-K/A Filed November 12, 2010
Form 10-K for the Fiscal Year Ended September 30, 2010 Filed November 17, 2010
Definitive Proxy Statement on Schedule 14A Filed December 15, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010 Filed February 3, 2011
Response Letter Dated March 28, 2011
File No. 1-06620

Dear Mr. Cash:

Thank you for your letter dated April 11, 2011 on the above referenced matters. In reply to your comments, Griffon Corporation (“Griffon” or the “Company”) is responding as detailed below. For your convenience, our responses follow each of your comments which are reproduced below; in our responses, where we provide future expected disclosures, such disclosures have been drafted as though they would be included in our Form 10-K for the year ended September 30, 2010.

Form 10-K for Fiscal Year Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations

Business Segments, page 32

1.

We note your response to our prior comment number 8. Your proposed disclosures indicate that you evaluate performance and allocate resources based on each segment’s operating results before interest income or expense, income taxes, depreciation and amortization, and certain non-recurring items of income or expense. It appears to us that this proposed disclosure contradicts your segment footnote disclosure since you present segment measures that appear to include depreciation and amortization and items you identify as non-recurring. Your proposed disclosures also identify items as “non-recurring” items of income or expense even though those items have occurred in more than one period. Please revise your proposed disclosures to address these inconsistencies. Also, based on the reconciliation you present, please revise your proposed disclosures to disclose and discuss changes in any other reconciling items not already addressed in MD&A, including unallocated costs.

Response (part 1):

In future filings, we will include a disclosure, and replace the Income (loss) Before Taxes and Discontinued Operations segment measure schedule in the segment footnote with a schedule in line with the following:

Confidential Treatment Requested by Griffon Corporation

Griffon evaluates performance and allocates resources based on operating results before interest income or expense, income taxes, depreciation and amortization, restructuring charges, impairment, gain (loss) from debt extinguishment and unallocated amounts related to general corporate expenses not attributable to reportable segments, as applicable.

	For the Years Ended September 30,
Segment profit before depreciation, amortization,	2010	2009	2008
restructuring and impairment:
Telephonics	$46,120	$41,540	$39,615
Home & Building Products	19,351	3,137	10,150
Clopay Plastic Products	42,853	46,002	43,258
Total segment profit before depreciation, amortization,
restructuring and impairment	108,324	90,679	93,023
Unallocated amounts	(37,199)	(20,960)	(21,281)
Gain (loss) from debt extinguishment, net	(1,117)	4,488	-
Net interest expense	(11,913)	(11,552)	(14,939)
Segment depreciation and amortization	(40,103)	(41,810)	(41,462)
Home & Building Products:
Goodwill impairment	-	-	(12,913)
Restructuring charges	(4,180)	(1,240)	(2,610)
Income (loss) before taxes and discontinued operations	$13,812	$19,605	$(182)

Response (part 2):

In future filings, we will expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations to include, as appropriate, discussion of unallocated amounts, and depreciation and amortization. Below is a revised discussion of 2010 compared to 2009 as an example of such expanded discussion:

In 2010, unallocated amounts totaled $37.2 million, an increase of $16.2 million from 2009, primarily due to inclusion of $11.4 million of costs incurred in connection with evaluating various acquisition opportunities, including $9.8 million of such costs related to the acquisition of ATT. The balance of the increase in unallocated amounts was primarily due to increased compensation expense.

In 2010, depreciation and amortization totaled $40.1 million, a decrease of $1.7 million from 2009, primarily due to certain assets becoming fully depreciated, partially offset by new depreciation on capital assets placed in service during the year, and $0.6 million of amortization resulting from the reclassification of an indefinite lived intangible asset to definite lived, effective October 1, 2009.

Critical Accounting Policies

Goodwill, Long-Lived Intangible and Tangible Assets and Impairment, page 43

2.

In your response to our prior comment number 12 you refer to three reporting units; however, your response also indicates that ATT is an operating segment. Please confirm to us that subsequent to your acquisition of ATT you have at least four reporting units.

Response:

We are confirming that we have four reporting units.

Confidential Treatment Requested by Griffon Corporation

Financial Statements

Note 20- Business Segment, page 89

3.

We note your response to our prior comment number 17. Based on your disclosures it appears that Clopay Business Products (CBP) is engaged in the manufacture and sale of garage and sectional doors. It further appears that Ames True Temper (ATT) is engaged in the manufacture and sale of non-powered landscaping products including long handle tools, striking tools, garden and hose reels, etc. Please explain to us in greater detail why you believe the nature of these products and their production processes are similar and warrant aggregation as a single reportable segment. Also, please explain to us in greater detail how you determined that these two operating segments have similar economic characteristics.

Response:

Ames True Temper, Inc. (“ATT”), acquired by Griffon on September 30, 2010, is a leading provider of non-powered landscaping products that make work easier for homeowners and professionals. The acquisition of ATT was part of Griffon’s overall strategy of investing in the broadly-defined Home and Building Products (H&B) sector.

Having made the determination that ATT met the criteria as an operating segment, we made the further determination that it was appropriate to aggregate ATT with CBP based on the provisions of ASC 280-10-50, which recognizes that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a)	The nature of the products and services;
b)	The nature of the production processes;
c)	The type or class of customer for their products and services;
d)	The methods used to distribute their products or provide their services; and
e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

CBP and ATT operate in the building products sector where demand for our products is influenced by the repair and remodeling of existing homes, construction of new homes and commercial construction expenditures.

CBP and ATT’s primary raw materials are resin and steel, and both manufacturing processes mold resin and steel into finished products for the building products market. CBP and ATT use their combined buying power for purchase of raw materials.

Both CBP and ATT’s largest customer is The Home Depot, which in aggregate accounted for 27% of the H&B segment’s pro forma 2010 revenue. ATT and CBP’s customers, which include big box and co-operative home centers, often overlap and share the same credit profile.

Both CBP and ATT use distribution centers to distribute its products to its customers via truck, with the two operating companies currently investigating ways to share distribution centers and combine shipments.

[Rule 83 Confidential Treatment Request by Griffon Corporation]

CBP and ATT have similar economic characteristics. They have similar gross margins and such margins (ATT was [***]% and BPC was [***]% in 2010) are expected to remain similar in the future; their customers have the same or similar credit profiles; they are both affected by fluctuations in steel, resin and fuel commodity prices; and they are both affected by changes in commercial and residential construction markets as they serve the H&B sector.

Confidential Treatment Requested by Griffon Corporation

CBP and ATT meet all of the applicable criteria for aggregation (items a-d above; for ”e” there is no applicable regulatory oversight or environment), and are accordingly aggregated and disclosed as one reportable segment.

Form 8-K/A Filed November 12, 2010

Pro Forma Adjustments, page 5

4.

We note your response to our prior comment number 27. Please note that it is generally inappropriate to modify historical financial statements related to an acquisition under Rule 11-02 of Regulation S-X, except in certain carve-out transactions. It remains unclear to us why you believe historical transactions reflected in ATT’s financial statements meet the criteria for pro forma adjustment. Please modify your pro forma presentation to remove these adjustments or provide us additional information that supports each pro forma adjustment, including the specific nature of the costs being eliminated and your basis for determining that each adjustment complies with Article 11 of Regulation S-X.

Response:

Griffon management considers the adjustments for management fees and deal costs appropriate in determining the pro forma combined financial statements; however, in order to conform the pro forma financial information to SEC guidance, Griffon will amend the 8-K removing adjustments for management fees and deal costs.

Very truly yours,

/s/ Douglas J. Wetmore

Douglas J. Wetmore
Executive Vice President and
Chief Financial Officer